                                          [Investment Banking Group Logo]





                                              December 16, 2005


VIA FACSIMILE AND EDGAR
-----------------------

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
ATTN: Mr. Mike McTiernan



    Re:  CRM Holdings, Ltd.
         Registration Statement on Form S-1
         File No. 333-128424


Ladies and Gentlemen:

     In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join CRM Holdings, Ltd. (the "Company") in requesting that the Company's above-referenced registration statement on Form S-1 filed on September 19, 2005, as amended by Amendment No. 1 filed November 8, 2005, by Amendment No. 2 filed November 28, 2005, by Amendment No. 3 filed December 6, 2005, by Amendment No. 4 filed December 7, 2005 and Amendment No. 5 filed on December 16, 2005, be made effective on Tuesday, December 20, 2005 at 3:00 p.m. Eastern Time, or as soon thereafter as is practicable.


                                          Very truly yours,


                                          SANDLER O'NEILL & PARTNERS, L.P.


                                          By: SANDLER O'NEILL & PARTNERS, CORP.,
                                              the sole general partner


                                          By /s/ Michael Lacovara
                                             ---------------------------------
                                             Name:  Michael Lacovara
                                             Title: Vice President